SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

May 7, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period March 30, 2012 to May 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	May 7, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 11AWC

Alumina Limited notes the attached Alcoa Inc. announcement on alumina curtailments.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

/s/ Stephen Foster
Stephen Foster Company Secretary 10 April 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

FOR IMMEDIATE RELEASE

Investor Contact	Media Contact
Kelly Pasterick	Libby Archell
(212) 836-2674	(212) 836-2719

Alcoa To Curtail Refining Capacity

Reduction in line with smelter curtailments announced earlier this year

NEW YORK – April 5, 2012 – Alcoa (NYSE: AA) announced today that the Company will reduce its annual alumina production capacity by approximately 390,000 metric tons to align production with smelter curtailments Alcoa announced earlier this year and to reflect prevailing market conditions.

The curtailments will reduce Alcoa’s refining capacity in the Atlantic region by about four percent and are already underway. The Atlantic region represents about 50 percent of Alcoa’s total global refining capacity of 18 million metric tons per year.

“Alcoa is taking these steps to avoid aggravating alumina oversupply in the Atlantic region and to enhance the efficiency of our refining system,” said Chris Ayers, president of Alcoa’s Global Primary Products. “We will continue to monitor market conditions and will take further action if warranted.”

In January of this year, Alcoa announced the closure or curtailment of 531,000 metric tons of smelting capacity. Of that, 291,000 represented the permanent closure of capacity in Tennessee and Texas that had been idled since 2009. Another 240,000 metric tons, or 5 percent of Alcoa’s smelting capacity, represented curtailments to be taken in Portovesme, Italy and La Coruña and Aviles, Spain.

Alcoa has reached agreement with government authorities and unions in both Italy and Spain on the curtailments. The 90,000 metric ton curtailment in the Spanish smelters has started and is scheduled to be complete by the first half of this year. The smelter in Portovesme, Italy, with a capacity of 150,000 metric tons, will finalize curtailment by the end of the year.

About Alcoa

Alcoa is the world’s leading producer of primary and fabricated aluminum, as well as the world’s largest miner of bauxite and refiner of alumina. In addition to inventing the modern-day aluminum industry, Alcoa innovation has been behind major milestones in the aerospace, automotive, packaging, building and construction, commercial transportation, consumer electronics and industrial markets over the past 120 years. Among the solutions Alcoa markets are flat-rolled products, hard alloy extrusions, and forgings, as well as Alcoa® wheels, fastening systems, precision and investment castings, and building systems in addition to its expertise in other light metals such as titanium and nickel-based super alloys. Sustainability is an integral part of Alcoa’s operating practices and the product design and engineering it provides to customers. Alcoa has been a member of the Dow Jones Sustainability Index for 10 consecutive years and approximately 75 percent of all of the aluminum ever produced since 1888 is still in active use today. Alcoa employs approximately 61,000 people in 31 countries across the world. More information can be found at www.alcoa.com.

Forward-Looking Statements

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance, or achievements of Alcoa to be different from those expressed or implied in the forward-looking statements. These statements may be identified by the use of predictive, future-tense, or forward-looking terminology, such as “expects,” “intends,” “is scheduled to,” “plans,” “should,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning aluminum industry conditions, anticipated schedules for completion of curtailments, and statements about Alcoa’s strategies, objectives, goals, targets, outlook, and business and financial prospects. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: (a) material changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices for primary aluminum, alumina, and other products; (b) changes in economic conditions generally, in the global financial markets, or in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, packaging, consumer electronics, and industrial; (c) Alcoa’s inability to complete its smelting and refining capacity curtailments as planned and by scheduled completion dates, whether due to changed circumstances, governmental or regulatory requirements, labor issues, or other reasons; (d) political, economic, and regulatory risks in the countries in which Alcoa operates; and (e) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2011 and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any intention or obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 12AWC

Alumina Limited notes Alcoa Inc’s first quarter 2012 earnings announcement.

Alcoa World Alumina & Chemicals’ (AWAC) results for the quarter continued to be impacted by lower aluminium and alumina prices and the high Australian dollar. Alumina Limited CEO, John Bevan, commented, “Challenging market conditions continued during the quarter with headwinds from lower aluminium and alumina prices and the stronger Australian dollar. These headwinds were partially offset by continued productivity gains which was pleasing. Going forward, AWAC will reduce its annual alumina production capacity in the Atlantic region by around 4% (or around 2% of AWAC’s global capacity) to reflect prevailing market conditions. The transition of AWAC contracts to index/spot pricing for smelter grade alumina progressed positively and in line with our expectations”.

AWAC’s production of alumina for the first quarter was 4 million tonnes.

Alumina Limited received fully franked dividends of US$26 million from the AWAC joint venture for the quarter.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

/s/ Stephen Foster
Stephen Foster Company Secretary 11 April 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 14AWC

Standard & Poor’s yesterday confirmed that Alumina Limited’s long term credit rating remains at “BBB”. The Company’s outlook has been revised from stable to negative.

For investor enquiries:	For media enquiries:

Chris Thiris Chief Financial Officer Phone: +61 3 8699 2603 chris.thiris@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Stephen Foster
Stephen Foster Company Secretary 1 May 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 15AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the 2012 Annual General Meeting of the Company today.

/s/ Stephen Foster
Stephen Foster Company Secretary 2 May 2012

CHAIRMAN – JOHN PIZZEY

Good morning ladies and gentlemen.

My name is John Pizzey and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 42nd Annual General Meeting of the Company.

I will briefly discuss some housekeeping matters before moving on to the business of the meeting.

In the unlikely event which will require an evacuation of the Auditorium, Mr Stephen Richards, who is in charge of security for the meeting will give directions.

I will call for an adjournment of the meeting and shareholders will be requested to retain their admittance cards to facilitate re-entry to the venue.

Mr Richards will give directions for an orderly evacuation of the Auditorium to the pre-determined evacuation point which is the Tea House building on corner of Clarendon and Normanby Street. The direction that the evacuation will take is dependent upon the nature of the emergency and the location of the threat.

I thank you for your attendance and interest in the Company.

I welcome our individual and institutional shareholders in attendance, representatives of the Australian Shareholders’ Association and corporate governance firms.

Before formally beginning the meeting, I would like to introduce you to my fellow directors.

Details of the directors’ experience and qualifications are outlined on pages 24 and 25 of the Annual Report.

On my far right is Peter Wasow, a non-executive Director. Peter is Chairman of the Audit Committee.

Peter is standing for election today.

I will speak to that resolution later in the meeting and I will invite him to address the meeting at that time.

Next to Mr Wasow is Peter Hay, a non-executive Director. Peter is Chairman of the Compensation Committee and will speak to the Remuneration Report later in the meeting.

Next to Peter is Emma Stein, a non-executive Director. Emma is Chair of the Nomination Committee.

Next to Emma is John Bevan, our Chief Executive Officer.

On my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

And finally, the Company’s Chief Financial Officer, Chris Thiris, is seated to my left in the front row.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Chris Dodd, who is also seated in the front row.

Mr Dodd is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report.

Copies of both my address and that of the Chief Executive Officer will be available at the conclusion of the meeting.

I would also remind shareholders that copies of the Alumina Limited Review 2011 and the Annual Report are available here today and on the Company website.

Both documents will provide more detail on the 2011 financial year and the business, than we intend to cover in the formal proceedings of the meeting.

Moving now to the formal part of the meeting, I am advised that a quorum of members is present and I declare the meeting open.

The Notice of Meeting has been circulated and I propose that it be taken as read.

Please note that as is usual, all questions should be directed through the Chair.

The Minutes of the last Annual General Meeting of the Company have been signed and are available at the registration desk for any shareholders to view.

The proxies received for today’s meeting are held by the Company Secretary.

We have received proxies representing approximately 1,670 million shares or 68.73 per cent of the Company’s issued shares.

The first item on the agenda of the meeting is to receive and consider the financial statements.

No resolution or vote is required on the financial statements.

To deal with this item, I will make some introductory comments and then ask John Bevan, our Chief Executive Officer, to address shareholders.

After my comments and those of the CEO, I will open the meeting for general questions before dealing with other agenda items.

This morning I want to discuss Alumina Limited’s financial performance for 2011, our strategy, and our role in AWAC.

John Bevan, will then review the performance of the AWAC business, in which the Company has a 40 per cent interest and the outlook for 2012.

After this, there will be four resolutions to be considered.

(Pause)

The Company’s underlying earnings increased to 128 million dollars, its strongest result since 2008.

For most of 2011, the year was one of continued recovery.

Initially in 2011, strong levels of demand for alumina meant improved pricing, with realised alumina prices up 20 per cent on the prior year.

However, the European and United States debt concerns that gained prominence later in the year impacted on prices and therefore profitability.

Movements in costs, exchange rates and alumina pricing combined to reduce profitability in late 2011.

During 2011, AWAC converted approximately 20 per cent of smelter grade alumina to be priced on a spot or index basis.

John Bevan will discuss this further in his address.

The Company received fully franked dividends of 234 million dollars for 2011.

Our cash from operations and free cash flow were in line with 2010.

The overall profitability and stable cash flow enabled fully franked dividends of 6 cents per share to be paid for the year 2011.

The Board intends, to distribute as dividends to shareholders, the cash from operations after debt servicing and corporate cost commitments have been met.

When making this decision, the Board considers:

•	the level of Alumina Limited’s debt;

•	the capital needs of AWAC; and

•	the market outlook.

This means dividends will vary.

The 2011 dividend at 6 cents per share represented 75 per cent of cash from operations.

The Company’s net debt at the end of 2011 was 472 million dollars, compared with 353 million US dollars at the start of 2011.

Gearing was at 14 per cent at year end.

There was an increase in debt levels during the year, as the Company invested in completing the Juruti mine infrastructure.

During the year, 168 million US dollars of convertible bonds were repurchased at face value, using existing bank facilities.

The convertible bond is now fully repaid.

Alumina Limited also replaced maturing bank facilities.

Apart from the amortisation of 53 million dollars of the debt facility from the Brazil National Development Bank, there are no debt maturities in 2012.

(Pause)

I would now like to comment on the role of the Board and executive of Alumina Limited.

It has been suggested the Company is only a dividend receiving mechanism.

This view has never been correct, because partnerships, such as AWAC, are not intrinsically self-aligning on interests.

Every successful partnership, be it either business or personal, must address challenging issues and work co-operatively to a common goal.

While it is true that Alcoa and Alumina have a mutual interest in creating the world’s best bauxite and alumina business, the vision will always be tempered in the short term by the independent and individual circumstances of the two companies.

The Alcoa and Alumina AWAC partnership has endured not because Alumina has acquiesced to the senior partner’s wishes and been a post-box.

This partnership has prospered because of open and free debate on many issues and the willingness of both partners to understand that there is mutual benefit in balanced solutions.

The Board and a small, focused management, work together to bring a strong and thoughtful view of the alumina and bauxite industry to the AWAC enterprise.

Striving for the best outcomes for Alumina Limited as AWAC builds the world’s best bauxite and alumina business remains the vision.

The current global industry is in a very challenging period that requires Alumina Limited to be strategically alert.

(Over a cup of tea after the meeting, the new directors, Emma and Peter, will attest to the need to be very involved as Board members.)

Bauxite

I will now turn to bauxite.

The bauxite, alumina and aluminium markets are experiencing significant change as China continues to increase its share of world production.

China’s alumina industry is expanding, with significant imports of bauxite.

The availability and cost of bauxite to China is a key driver of world alumina markets.

The main source of Chinese bauxite imports is currently from Indonesia.

The Indonesian Government has recently announced possible restrictions or tariffs on exported bauxite.

This has caused considerable uncertainty.

If bauxite becomes more expensive or scarce, it may lead to higher alumina prices or increased alumina exports to China.

AWAC is the world’s largest producer of bauxite and owns high quality, low cost deposits, in particular in Australia, Brazil, Jamaica and Guinea.

In 2011, AWAC mined around 40 million tonnes of bauxite.

AWAC’s deposits will ensure future delivery to AWAC’s refineries of quality bauxite at a stable cost, providing a significant strategic advantage.

AWAC’s recently developed Juruti bauxite deposit in Brazil has a long mine life expectancy that is measured in decades.

It provides strategic opportunities to further increase production.

Alumina Industry

Looking at alumina specifically, in recent years, China has been able to expand alumina production to meet the strong domestic growth in aluminium smelting.

China’s growth is based substantially upon low capital costs, access to low cost funds and abundant, low cost energy based on coal.

As the Chinese producers capitalised on these strategic advantages, the market has grown rapidly and alumina prices have been volatile.

We are working actively to maximise the productivity of AWAC’s current assets to compete effectively with China’s alumina refineries.

We do have a natural advantage in relation to bauxite cost and availability, and a number of our energy positions compare quite favourably.

Greenfield growth will occur when opportunities exist either to complement China’s internal demand or meet growth outside of China.

The development of the bauxite mine and alumina refinery in Saudi Arabia, is an excellent example of capitalising on favourable opportunities.

This refinery should be one of the lowest cash cost refineries in the world.

Construction is proceeding on time and on budget.

The Saudi Government has supported this domestic value-adding industry with supply of competitive energy and infrastructure.

As the industry develops, AWAC’s existing assets should continue to be well placed, giving it a strong viable position.

A key task for AWAC is to search for energy sources that are both available and competitive.

These energy attributes, which were Australia’s strategic advantages, are now challenged by offshore opportunities.

Smelters

Moving to aluminium smelting, Alumina Limited also has, through AWAC, an interest in the Point Henry and Portland aluminium smelters, which are both located here in Victoria.

The low metal prices, rising input costs and the persistently high Australian dollar have seen the Point Henry smelter in Geelong become unprofitable.

In February this year, a review of its long term viability was announced and is being undertaken by Alcoa, the manager.

The review is expected to be completed by June.

Sustainability

Sustainability is a core business issue for AWAC.

AWAC is a resource business that brings with it sustainability challenges.

Sustainability is crucial in maintaining AWAC’s competitive edge and safeguarding its licence to operate and grow.

In 2011 Alumina Limited developed a Sustainability Update based upon the Global Reporting Initiative.

The Update is available for viewing on the Company website.

I encourage you to read this comprehensive review of your Company’s approach and achievements.

(Pause)

The Australian Government has legislated for a carbon tax from 1 July 2012.

Alumina Limited is currently awaiting the application of the regulations to our integrated position and their specific impact on the AWAC joint venture.

The Board is focused on the long term impact on the competitive position of our operations.

AWAC is competing in a global marketplace.

In this global marketplace, any carbon price mechanism which increases the costs of producing alumina and aluminium in Australia, but not in other countries, will shift production and emissions from Australia off shore.

It is highly likely that replacement production will be substantially coal based, and in China.

(Pause)

Let me now turn to changes to the composition of the Board.

Ms Emma Stein joined the Board in February 2011 and was elected as a director by shareholders at last year’s annual general meeting.

We have welcomed her contribution to the Board’s deliberations.

Mr Peter Wasow joined the Board in August 2011 as a Non-Executive Director and is standing for election at this meeting.

The Board is delighted Mr Wasow has joined the Company.

During 2011, Don Morley retired from the Board.

Don was the founding Chair of Alumina Limited in 2002 and on behalf of all the directors, I would like to thank Don for his considerable skill and energy in leading the Board of Directors, often in challenging times.

(Pause)

Finally, I would like to recognise the contribution of all of Alumina’s management and staff for their work during the past year.

I will now invite John Bevan to outline highlights of AWAC’s operational performance and to comment further on the outlook for 2012.

***************

CEO – JOHN BEVAN

Good morning ladies and gentlemen.

Thank you for your support throughout 2011 and your attendance today at the Annual General Meeting.

(Pause)

This morning I will discuss the AWAC joint venture’s performance, and the outlook for 2012.

(Pause)

When I addressed you this time last year, the market outlook was moving in a positive direction.

Alumina demand and pricing was strengthening and AWAC planned and executed substantial production increases in 2011.

AWAC increased alumina production to a record 15.7 million tonnes, up from 15.2 million in 2010 and 13.5 million in 2009.

The Australian refineries operated close to or above nameplate capacity, with a record production of 4.4 million tonnes set at Pinjarra.

The real improvement in production however, was at the new Brazilian operation.

After a difficult start, in 2011 the Alumar refinery operated at close to its nameplate capacity.

This was very pleasing, given the substantial issues experienced in 2010.

The residual issues encountered during commissioning have now been fully resolved.

(Pause)

Overall, the refining system ran well.

It needed to!

The strength of the Australian dollar and the Brazilian Reais pushed costs up significantly.

This potentially placed AWAC at a disadvantage relative to others.

Of the 15.7 million tonnes of record production in 2011, over 10 million tonnes was in Australia and Brazil.

In these two countries, most of the costs are in local currency. As the currency appreciates, so too does the cost structure.

Beyond the local costs impacted by rising currency, caustic soda and energy prices also continued to rise.

Much of the increase in costs occurred in the first six months of 2011.

Operational management did an excellent job with efficiency and productivity, with costs in the second six months and into the early part of 2012 relatively flat, despite these headwinds.

(Pause)

Now let’s turn our attention to the area of carbon.

Here in Australia there has been a lot of focus on the carbon tax.

The result of the legislation is that both the AWAC refineries, and smelters, will receive 94 and a half per cent issuance of free permits in the first year.

So in the beginning, the impact is very limited.

After the initial few years, the scheme is scheduled to become an emissions trading scheme.

It is difficult today to forecast how this will impact on the business.

The comparable system in Europe sees carbon pricing at very low levels compared to the initial position here in Australia of the carbon tax.

It is important that for the Australian industry to have certainty in making future investment decisions, it must have clarity on this issue of carbon price and its relativity to the rest of the world.

(Pause)

For the Australian industry to grow, it must be competitive internationally.

China has almost 50 per cent of the installed capacity, and has been growing rapidly.

It is with China that Australia is competing with for new investment.

Clarity on both energy policy and the evolution of the carbon tax or emissions trading scheme, will be vital to the ongoing investment in the existing plants, and whether future expansions are likely.

(Pause)

I would now like to turn our attention to the market.

The 2011 year was characterised by improved pricing in the first half, followed by a significant weakening of pricing as the year came to an end.

This followed macro-economic weakness and uncertainty in Europe.

The conditions have remained volatile, but weak, in the early part of 2012.

The weakening in aluminium pricing is largely a reflection of slowing demand growth for the metal, in particular in Europe. This has led to curtailments at high cost smelters, mainly in Europe.

This has two impacts on AWAC. Firstly, any smelter curtailments reduced the demand for alumina and hence potentially lead to a supply/demand imbalance.

The second impact is on alumina pricing. Most contracts for the sale of alumina are priced as a percentage of the aluminium price.

Therefore, weak metal prices lead to weak alumina prices.

In Australia, AWAC has interests in two smelters. The weak aluminium pricing and the strong Australian dollar have eroded margins at one of these at Point Henry. The Geelong based smelter has been losing money over the past two quarters.

In February 2012, a review of Point Henry’s long term future was announced.

This review will be completed in June 2012.

(Pause)

Now let’s review pricing.

In 2011 AWAC started on a journey to change the pricing arrangements with customers for the alumina it sells.

Rather than sell as a percentage of the aluminium price, new contracts were signed referencing the alumina price index or spot.

This will mean that for future contracts, the price received will reflect the fundamentals of the alumina business, rather than a reflection of the aluminium price.

In 2011, 20 per cent of the third party smelter grade alumina contracts were converted.

In 2012 it is anticipated that 40 per cent of alumina shipments will be on this new system by the end of the year.

The spot alumina price reflects the global supply and demand balance.

High cost producers will normally set the clearing price for alumina.

Over the past ten years, this has been, on average, about 50 dollars per tonne higher than the traditional “linked to aluminium” contracts as reflected in the Australian export data.

Despite this volatility in the market, the conversion has seen the spot price in 2011 at 49 dollars above 2010 “linkage levels”.

So the change has been positive for AWAC.

It is crucial that AWAC continues to push this change through.

While AWAC is the largest alumina producer and remains at about the 30 per cent level of the global cash cost curve, it is important the price of alumina reflects the fundamentals of the alumina industry.

Now let’s turn our attention to new capital expenditure.

(Pause)

AWAC’s new capital needs were very modest in 2011 compared to the period of building the Brazilian expansions.

Growth capex was limited to 75 million dollars.

What is left of the Brazilian capital expenditure is the finalisation of some of the infrastructure at the Juruti mine.

The mine, which has an initial design capacity of 2.6 million tonnes, has been operating well, with production at levels as high as 4.0 million tonnes on an annualised basis.

Pushing the limits of the mine’s capacity is important as the growing seaborne bauxite market gathers pace and may provide further opportunity.

Our other major growth capital expenditure is in Saudi Arabia.

The Ma’aden joint venture is to build a new mine and refinery, which is progressing well.

The refinery construction has commenced, with all project financing now in place.

It is expected to be commissioned in 2014.

In terms of sustaining capex, AWAC invested 300 million dollars in 2011, with the major project being the commencement of a crusher move in Western Australia.

This occurs every ten years or so, and is critical to maintain the operational effectiveness in bauxite transportation and mining.

Sustaining capex levels in 2012 will be similar to 2011.

(Pause)

Looking forward, 2012 has started with weak pricing and an uncertain market, due to the macro-economic outlook for Europe.

Overall, aluminium demand growth looks to be a positive 5 to 7 per cent in 2012, down from 2011 levels, but still growing strongly.

Growth outside China will be in the order of 3 per cent.

New capacity additions in alumina, just as smelting production cuts take effect, will see the alumina market in a small surplus.

AWAC has announced some limited curtailments, and the industry may curtail high cost refineries soon.

It is critical that the market returns to balance.

Pricing is likely to remain subdued until sufficient alumina curtailments are implemented.

Beyond this period in 2012 when the market is adjusting, ongoing demand growth and limited new industry investment capacity should see the market supply/demand tighten.

Our investment in AWAC will benefit from these market improvements over time, although we remain cautious with regard to the balance of 2012.

AWAC’s low cash cost position and flexible network will help AWAC ride out the current market weakness.

(Pause)

In conclusion, I would like to thank the staff of your Company for their commitment and contributions throughout the year.

Thank you.

BACK TO CHAIRMAN

I now invite Peter Hay to address the meeting with regard to the Remuneration Report.

REMUNERATION REPORT – PETER HAY

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy and specific decisions made by the Committee during 2011.

The Chairman will answer questions on the Remuneration Report and propose a resolution to adopt the Remuneration Report for the year ending December 2011.

Remuneration Policy – Executives

The Company’s remuneration policy has remained largely unchanged from that endorsed at last year’s annual general meeting.

Our remuneration policy is structured to align employee remuneration with specific and measurable individual and corporate objectives and targets that are linked to shareholder interests.

Senior executive remuneration is reviewed annually by the Compensation Committee. Key factors that influence the level of executive remuneration are Company performance, individual performance and market relativity.

[Individual Performance] – Each Executive’s remuneration reflects his or her individual performance against specific goals and personal objectives set for the year under review.

[Company Performance] – Share-based remuneration for Executives is based on the relative performance of the Company measured against peer companies’ Total Shareholder Return and also, for annual short term incentive awards, partly against targets for earnings per share and return on capital.

Market Position – Alumina Limited is an international business and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company attracts and retains high-performing employees.

2011

Let me now comment on remuneration decisions in 2011.

Remuneration policies that were endorsed at recent shareholder meetings have remained largely unchanged.

The one change implemented in 2011 was the move, consistent with many ASX companies, to measuring short term incentive performance by a balanced scorecard of financial objectives and strategic and other objectives. This meant that for 2011, in considering financial performance of the Company for short term incentive payments, a variety of internal and external factors that affect those metrics will be considered, rather than using a formulaic approach.

Some of those relevant factors included AWAC achieving Plan targets on production and capital expenditure, and the level of sales subject to index and spot pricing. The personal objectives included in the balanced scorecard included the review process for final commitment to the Ma’aden project and establishing a joint venture Board and local representation in Brazil.

Non-executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business.

The outcome of the annual review in 2011 is that non-Executive Directors’ fees were increased for the 2012 year.

I trust shareholders will agree that our executive remuneration policy is competitive, fair, and fully aligned with shareholders’ interests.

Thank you. I will now hand back to the Chairman.

John Pizzey resumes the Chair

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Limited

Public Announcement 2012 – 16AWC

Alumina Limited Annual General Meeting 2012

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 2 May 2012.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

Item 2. To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	1,527,503,336
Votes where the proxy was directed to vote ‘against’ the motion	95,247,519
Votes where the proxy may exercise a discretion how to vote	54,283,036
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,748,823

The motion was carried as an ordinary resolution (non- binding vote) on a poll. The results are:

The number of votes cast ‘for’ the motion	1,535,360,844
The number of votes cast ‘against’ the motion	100,411,954
The number of votes which abstained from voting	4,776,735

Item 3. To elect Mr Peter C Wasow as a director

Votes where the proxy directed to vote ‘for’ the motion	1,619,637,084
Votes where the proxy was directed to vote ‘against’ the motion	5,487,184
Votes where the proxy may exercise a discretion how to vote	54,289,637
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,423,499

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,682,087,607
The number of votes cast ‘against’ the motion	5,487,174
The number of votes which abstained from voting	2,423,499

Item 4. Grant of Performance Rights to Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	1,550,798,992
Votes where the proxy was directed to vote ‘against’ the motion	74,999,898
Votes where the proxy may exercise a discretion how to vote	53,717,556
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,318,125

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,608,120,473
The number of votes cast ‘against’ the motion	79,533,012
The number of votes which abstained from voting	2,333,128

Item 5. Renewal of Proportional Takeover Approval Provisions in Constitution

Votes where the proxy directed to vote ‘for’ the motion	1,615,579,808
Votes where the proxy was directed to vote ‘against’ the motion	10,096,332
Votes where the proxy may exercise a discretion how to vote	54,143,456
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,007,844

The motion was carried as an ordinary resolution on a poll. The results are:

The number of votes cast ‘for’ the motion	1,677,861,804
The number of votes cast ‘against’ the motion	10,096,332
The number of votes which abstained from voting	2,030,190

/s/ Stephen Foster
Stephen Foster Company Secretary 2 May 2011

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 17AWC

Attached is a copy of a presentation prepared for the Macquarie Australia Conference held on 3 May 2012.

/s/ Stephen Foster
Stephen Foster Company Secretary 3 May 2012

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited

Macquarie Australia Conference

3 May 2012

John Bevan

Chief Executive Officer

Chris Thiris

Chief Financial Officer

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction. Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

<2> ALUMINA LIMITED

1Q 2012: AWAC’s alumina EBITDA margins

~$35/mt despite challenging conditions

EBITDA/MT (adjusted)*

150

110

104

100 81

75

$/mt 68 70 10 year average ~$67/mt

48 47

44

50 35

20

0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Q1 2012

In 1Q 2012, EBITDA/mt for alumina remained positive under challenging conditions, reflecting AWAC’s low cost position

AWAC’s aluminium smelters were making losses in the first quarter

<3>

* Source: Alcoa Inc alumina segment, Alcoa Inc 1Q 2012 Results slide pack. Alcoa Inc alumina segment is predominately AWAC operations - of which Alumina Limited owns 40%.

ALUMINA LIMITED

1Q 2012: AWAC remains a low cost alumina producer

World Alumina Refinery Cash Costs

January 2012

US$/tonne

AWAC

Cumulative Production (000 t)

Source: CRU

AWAC 1Q cash production costs similar to levels in the second half 2011. FX and input pressures offset by continued productivity gains

AWAC is a low cost producer giving it strength in the industry

– Currently around the 30th percentile

– Actions being taken to get to target of 23rd percentile by 2015

<4> ALUMINA LIMITED

Current imbalance of Alumina supply and demand … causing weak alumina prices

RoW* Metallurgical Alumina Demand

(Monthly data; annualised million tons)

53 51 49 47 45

52.7 Oct ’11 51.2 Feb ’12

Jan ’09 Jul ’09 Jan ’10 Jul ’10 Jan ’11 Jul ’11 Jan ’12

Source: HARBOR intelligence with IAI data

* RoW excludes China

European smelter curtailments and smelter operational issues have reduced short term alumina demand

New alumina refinery capacity could accentuate the imbalance

<5> ALUMINA LIMITED

# Alumina market imbalance forecast to go from surplus to deficit after 2012



Global Metallurgical Alumina Market Balance* (million tons)
2.0
1.0
0.0
-1.0
-2.0
1.5*
-0.1
-1.7
0.4
2012f
2013f
2014f
2015f
Projected imbalance of 1.5mtpa if further curtailments don't occur. This excess production is not sustainable given practicalities and costs of storing alumina
Beyond 2012, planned new alumina capacity is lower than forecast demand growth

*Considers Alcoa's alumina production curtailment (no other capacity cuts are assumed)
Source: HARBOR intelligence

- In 2012, market expected to be 1 million to 1.5 million tonnes long without further curtailments. Surplus will adjust from curtailments, not stockpiling
- Alumina market expected to move into deficit in 2013/2014 as increase in aluminium production drives alumina demand, and alumina refinery net capacity increase lower than alumina demand increase
- New smelter capacity is coming on, including Ma'aden aluminium smelter in 2013 (capacity of 740kt metal). Ma'aden alumina will be supplied by AWAC until Ma'aden refinery is ramped up

<6>

ALUMINA LIMITED

Many refiners are losing cash

Alumina Output Cash Cost* Curve by Company

(excluding China)

$/mt

550

500

450

400

350

300

250

200

150

0 25 50 75 100

STRUGGLING TO BE CASH POSITIVE

*Does not include depreciation, sustained capital expenses, working capital nor return on investment

AWAC

AUSTRALIA SPOT FOB $319 (Apr ’12)

At recent prices, 50% of the non-Chinese industry is struggling to remain cash positive

Unlike aluminium, large amounts of alumina generally can’t be stored practically for long so alumina inventories are not significant

Source: HARBOR Intelligence, 1Q 2012

<7> ALUMINA LIMITED

Catalysts for alumina market improvement:

(1) Curtailments in ROW alumina production

Alumina Output Cash Cost* Curve by Company

(excluding China)

$/mt

550

500

450

400

350

300

250

200

150

STRUGGLING TO BE CASH POSITIVE

AWAC

AUSTRALIA SPOT FOB $319 (Apr ’12)

0 25 50 75 100

Outside China, AWAC has announced that it will reduce its annual alumina production capacity by ~390kmt to align production with smelter curtailments and to reflect market conditions

If prices remain weak, curtailments likely to come from high cost refineries

*Does not include depreciation, sustained capital expenses, working capital nor return on investment

<8> Source: HARBOR Intelligence, 1Q 2012 ALUMINA LIMITED

Catalysts for alumina market improvement:

(2) ‘Demand pull’ from aluminium growth

Global Aluminium Growth Forecast*

kt

0

10,000

20,000

30,000

40,000

50,000

60,000

70,000

2011e 2012f 2013f 2014f 2015f 2016f

Consumption Forecast Production Forecast

Global aluminium growth forecasts* for 2012:

~8% consumption, and

~7% production

Increased production from new lower cost smelters replacing high cost smelters

<9> * Source: Forecasts from HARBOR Intelligence, April 2012 ALUMINA LIMITED

Catalysts for alumina market improvement:

(2) ‘Demand pull’ from aluminium growth

Chinese Aluminium cost curve Q1 2012

Cost, US$/t

3,200 3,000 2,800 2,600 2,400 2,200 2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

Aluminium Price (March 2012, Changjiang Spot, excluding VAT)

20,160 18,900 17,640 16,380 15,120 13,860 12,600 11,340 10,080 8,820 7,560 6,300 5,040 3,780 2,520 1,260 0

Cost, RMB/t

0% 25% 50% 75% 100%

Source: CM Group, Q1 2012

Cumulative Production % of Total

Chinese Alumina Imports kt

0

50

100

150

200

250

300

350

400

450

500

Jan-11

Feb-11

Mar-11

Apr-11

May-11

Jun-11

Jul-11

Aug-11

Sep-11

Oct-11

Nov-11

Dec-11

Jan-12

Feb-12

Mar-12

Apr-12

May-12

In 1Q 2012, more than 80% of Chinese aluminium smelters were cash positive

China Smelting expansion will underpin China demand for alumina

Alumina imports into China grow as pricing arbitrage opens up and high cost Chinese production curtails

China imports (of alumina or bauxite) underpin ROW alumina prices

<10> Source: CM Group, red bars are forecasts ALUMINA LIMITED

Catalysts for alumina market improvement:

(3) Potential ‘cost push’ from seaborne bauxite prices

Chinese Alumina Cost Curve Q1 2012

US$/t

500 450 400 350 300 250 200 150 100 50 0

Guangxi Shanxi Guizhou Chongqing Henan Shandong

Alumina Price - CMAAX excl. VAT (Mar-12)

Other Energy Caustic Bauxite

0% 25% 50% 75% 100%

3,150 2,835 2,520 2,205 1,890 1,575 1,260 945 630 315 0

RMB/t

Cumulative Production - %

An estimated 55% of China alumina refineries are running at a cash loss, particularly in Henan and Shandong

Curtailments at high cost refineries have occurred and will continue

Approx half the refineries in Henan and Shandong supply third party (non-integrated) smelters

Alumina production costs are increasing on the back of rising bauxite prices

Rising costs will underpin China alumina prices

<11> Source: CM Group, April 2012 ALUMINA LIMITED

Catalysts for alumina market improvement:

(3) Potential ‘cost push’ from seaborne bauxite prices

Mlnt 60 50 40 30 20 10 0

Indonesia Australia India Other

* CM Forecast

2006 2007 2008 2009 2010 2011 2012*

China domestic bauxite is declining in grade which may lead to further bauxite imports

An estimated 34% of Chinese alumina production in 2011 was based on imported bauxite

Chinese demand for imported bauxite was up approx 49%* in 2011 and 53% in 2010

* CM Group estimate

<12> Source: CM Group, April 2012 ALUMINA LIMITED

Catalysts for alumina market improvement:

(3) Potential ‘cost push’ from seaborne bauxite prices

Imported Bauxite Cost Structure

(Indonesian Bauxite delivered to Shandong Refinery)

US$/t

60

50

40

30

20

10

0

21

6

27

21

48

3

8

59

FOB

cost

Apparent

Margin

FOB

Price

Freight &

Insurance

CIF

Price

Port

Handling

Land

Freight

Delivered

Price

Approx 2.5 to 3 tonnes of bauxite for 1 tonne of alumina

75% to 80% of seaborne bauxite comes from Indonesia

Indonesian bauxite prices have been increasing for Chinese producers

Indonesian bauxite delivered price has increased to $59/t of bauxite

<13> Source: CM Group, based on Panamax Ship, April 2012

ALUMINA LIMITED

Catalysts for alumina market improvement:

(3) Potential ‘cost push’ from seaborne bauxite prices

Impact of Indonesian Export Tax on

Shandong Alumina Prices

$/t aa

70

60

50

40

30

20

10

0

0% 5% 10% 15% 20% 25% 30% 35% 40%

Mining Tax - % of Price

There could be additional costs for Chinese alumina refineries from potential new Indonesian taxes or restrictions on seaborne bauxite

Changes could begin in May 2012

Create a ‘cost push’ on Chinese alumina pricing

New Indonesian export tax of 25% (if implemented) would equate to increase in alumina costs of ~$30/t in China

<14> Source: CM Group ALUMINA LIMITED

Catalysts for alumina market improvement:

(3) Potential ‘cost push’ from seaborne bauxite prices

Global Bauxite Expansion Challenge Map

* GUINEA

- Political unrest

- Increasing competition for bauxite access

- Slow capex

- Government and raising royalties and taxes

* INDIA

- Bauxite access constraints due to environmental reasons

- Government hostile to bauxite exports

* INDONESIA

- Government increasingly hostile to bauxite exports on desire to develop downstream, raise taxes and on environment concerns

- High risk of stalled of falling exports from 2012 on

* CHINA

- Shortage of bauxite

- Low bauxite quality

* VIETNAM

- Infrastructure not fully developed

* AUSTRALIA

- Government hostile to a bauxite exports

- Increasing capital costs

Source: HARBOR intelligence

Unclear where supply will come from if Indonesian bauxite supply is limited or does not continue to grow

Development of other bauxite sources face increasing challenges, including approvals taking longer and are more demanding, increasing national interest requiring value adding in country, rising mine capital and infrastructure costs, and higher rehabilitation standards

Bauxite prices could increase if Indonesian bauxite supply does not match demand

<15> ALUMINA LIMITED

Catalysts for AWAC improvement:

(4) Transition to spot/index pricing

Alumina Platts Australian FOB Spot Index & Implied Linkage

US$/t

$430

$410

$390

$370

$350

$330

$310

$290

$270

13.4%

17.0%

16.5%

16.0%

15.5%

15.0%

14.5%

14.0%

13.5%

13.0%

3/01/2011 3/05/2011 3/09/2011 3/01/2012

— Platts Australian FOB Spot Index

— Spot implied linkage to 3 month LME

Source: Platts & Thomson Reuters

Alumina spot indices reflect market fundamentals

New AWAC 2011 and 2012 term contracts priced against spot based indices

Pleasing progress on transition of AWAC contracts to Spot/Index pricing – In 1Q 2012, 33% of third party shipments on spot/index basis

By year end 2012, approx 40% of AWAC third party SGA shipments will be on index/spot

2011 and 2012 (YTD) spot implied linkage to 3 month LME has been consistently above 2010 historical linked contracts (13.4% ABARE)

<16> ALUMINA LIMITED

Summary

1. 1Q 2012 Update:

A. 1Q 2012: AWAC’s alumina EBITDA margins ~$35/mt despite challenging conditions

B. 1Q 2012: AWAC remains a low cost producer

2. Imbalance of Alumina supply and demand has caused prices to fall

… Catalysts for improvement to conditions in alumina market:

A. Expected curtailments by higher cost refiners

B. ‘Demand Pull’ from China aluminium smelters

C. Potential ‘cost push’ on alumina prices from potential increases in seaborne bauxite prices

D. Further transition to alumina index contracts and more spot sales

<17> ALUMINA LIMITED

Appendix –

AWAC is a Global

Leader in Alumina &

Bauxite

ALUMINA LIMITED

AWAC: the premier global bauxite / alumina business

Alumina Limited provides a unique ability for a pure investment in Alcoa World Alumina & Chemicals (AWAC)

Alumina Limited is listed on the Australian Securities Exchange and the New York Stock Exchange

AWAC is a joint venture between Alumina Limited (40%) and Alcoa Inc (60%). AWAC is Alumina Limited’s only significant asset

AWAC is a premier owner and operator of Tier 1 bauxite mines and alumina refineries globally

<19> ALUMINA LIMITED

AWAC: global leader in bauxite and alumina

Bauxite

– Largest bauxite miner

– Produces approx 40mtpa

– Long life mines and leases

– Juruti operating well above design

Alumina

– Largest seller to the third party alumina market

– Brazil at nameplate capacity and Ma’aden under construction

– AWAC is a relatively low cost producer (currently in the 30th percentile) giving it strength in the industry. Low cost reflects proximity to bauxite

<20> ALUMINA LIMITED

# AWAC Bauxite Mines & Leases[(1)]

| Active Bauxite Mines | Huntly & Willowdale Australia | MRN Brazil | Juruti Brazil | CBG Guinea | Manchester Plateau Jamaica | Suriname Mines |
|---|---|---|---|---|---|---|
| Ownership | AWAC 100% | AWAC 9.6% | AWAC 100% | AWAC 23% | AWAC 55% | AWAC 100% |
| Expiration/ renewal date of mining rights | 2045 | 2046 | Refer Note [(2)] | 2038 | 2042 | 2033[(3)] |
| Area available to mine/exploration | 7,000 square km | 39,382 hectares | 30,000 hectares | 2,360 square km | 10,761 hectares | 4,286 hectares |
| Approx average per cent available alumina[4] | 33% | 49% | 47% | 51% | 41% | 45% |

| Other Bauxite Interests | Cape Bougainville | Mitchell Plateau | Arnhem Land | Juruti | East Trelawny | Suriname Mines | Az Zabirah |
|---|---|---|---|---|---|---|---|
| Location | Australia | Australia | Australia | Brazil | Jamaica | Suriname | Saudi Arabia (25.1% AWAC) |
| Area available for exploration | 9,000 hectares | 186,000 hectares | 1,930 square km (exploration lease application) | 180,000 hectares | 31,400 hectares | 19,063 hectares | 14,700 hectares |

(1) This page contains general information only in relation to AWAC's bauxite assets. For further details, refer to Alumina Limited's 2011 Form 20-F
(2) Mining rights available until exhaustion of deposit
(3) Caramacca mine rights expire in 2012
(4) The calculation of available alumina grades has not been prepared in accordance with the Australasian Code for reporting of exploration results, mineral resources and ore reserves. The amount of available alumina is based on exploration and analysis of samples performed over a period time

<21>

ALUMINA LIMITED

# AWAC Alumina Refineries

| Country | Facility | Owners (%) of ownership where not 100% AWAC[1] | Nameplate Capacity[2] (MTPY)* | AWAC Share (MTPY)* |
|---|---|---|---|---|
| Australia | Kwinana<br>Pinjarra<br>Wagerup | AWAC | 2.2<br>4.2<br>2.6 | 2.2<br>4.2<br>2.6 |
| Brazil | Alumar | Rio Tinto Alcan Inc (10%)<br>Aluminio (15%)<br>BHP Billiton (36%)<br>AWAC (39%) | 3.5 | 1.4 |
| Jamaica | Jamalco | AWAC (55%)<br>Clarendon Alumina Production Ltd (Government of Jamaica) (45%) | 1.5 | 0.8 |
| Spain | San Ciprian | AWAC | 1.5 | 1.5 |
| Suriname | Suralco | AWAC | 2.2 | 2.2 |
| US | Point Comfort | AWAC | 2.3 | 2.3 |
| Total | | | 20.0* | 17.2* |

(1) All assets owned 100% by AWAC, except for Alumar (AWAC 39%) and Jamalco (AWAC 55%)

(2) Nameplate capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production

* Before any adjustment for curtailments as per Alcoa's announcement on 5 April 2012 where it stated it would reduce its annual alumina production capacity by approximately 390,000 metric tons in the Atlantic region to align production with smelter curtailments Alcoa announced earlier this year and to reflect prevailing market conditions

<22>

ALUMINA LIMITED

Alumina Limited Macquarie Australia Conference 3 May 2012 John Bevan Chief Executive Officer Chris Thiris Chief Financial Officer ALUMINA LIMITED